UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Taiwan Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

874036106
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,310,501

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,310,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,310,501

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,310,501

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,310,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,310,501

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.3%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

The Taiwan Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

c/o State Street Bank and Trust
One Lincoln Street, P.O. Box 5049
Boston, MA 02111

Item 2.                 Identity and Background.

(a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b). The business address and principal executive offices of CLIG are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Markets (BMI) Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging (Free) Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund ("EMG"), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund ("EMI"), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund ("EMF"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund ("GEM"), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts"). EWF, GBL, IEM, BMI, FREE, PLUS, EMG, EMI, EMF and GEM are collectively referred to herein as the "City of London Funds."

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,310,501 Shares beneficially owned by the Reporting Persons was $54,608,660, inclusive of brokerage commissions. The aggregate purchase price of the 144,687 Shares owned directly by EWF was $2,265,219, inclusive of brokerage commissions. The aggregate purchase price of the 236,130 Shares owned directly by GBL was $3,738,914, inclusive of brokerage commissions. The aggregate purchase price of the 51,325 Shares owned directly by IEM was $777,496, inclusive of brokerage commissions. The aggregate purchase price of the 238,672 Shares owned directly by BMI was $3,889,300, inclusive of brokerage commissions. The aggregate purchase price of the 243,552 Shares owned directly by FREE was $3,860,693, inclusive of brokerage commissions. The aggregate purchase price of the 48,355 Shares owned directly by PLUS was $749,590, inclusive of brokerage commissions.  The aggregate purchase price of the 225,794 Shares owned directly by EMG was $4,234,757, inclusive of brokerage commissions.  The aggregate purchase price of the 158,921 Shares owned directly by EMI was $2,936,905, inclusive of brokerage commissions.  The aggregate purchase price of the 112,112 Shares owned directly by EMF was $1,962,485, inclusive of brokerage commissions.  The aggregate purchase price of the 239,287 Shares owned directly by GEM was $4,360,542, inclusive of brokerage commissions.  The aggregate purchase price of the 1,611,666 Shares owned directly by the Segregated Accounts was $25,832,759, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,310,501 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 40.3% of the 8,224,330 Shares outstanding as of December 15, 2016, as last reported by the Fund. As of the date hereof, EWF, GBL, IEM, BMI, FREE, PLUS, EMG, EMI, EMF, GEM and the Segregated Accounts owned directly  144,687; 236,130; 51,325; 238,672; 243,552; 48,355; 225,794; 158,921; 112,112; 239,287; and 1,611,666 Shares, respectively, representing approximately 1.8%, 2.9%, 0.6%, 2.9%, 3.0%, 0.6%, 2.7%, 1.9%, 1.4%, 2.9% and 19.6% respectively, of the 8,224,330 million Shares outstanding as of December 15, 2016.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg. Acct.	BUY	10/14/2016	10,000	16.788
Seg. Acct.	BUY	10/17/2016	10,000	16.715
Seg. Acct.	BUY	10/24/2016	1,613	17.060
Seg. Acct.	BUY	10/28/2016	3,500	16.845
IEM	SELL	11/01/2016	43,111	16.840
FREE	BUY	11/01/2016	43,111	16.840
Seg. Acct.	BUY	11/07/2016	1,803	16.526
EWF	BUY	11/08/2016	6,500	16.569
Seg. Acct.	BUY	11/10/2016	10,000	15.921
Seg. Acct.	BUY	11/10/2016	5,000	15.921
Seg. Acct.	BUY	11/10/2016	10,000	15.921
EWF	BUY	11/10/2016	1,300	15.921
Seg. Acct.	BUY	11/16/2016	3,400	15.740
Seg. Acct.	BUY	11/17/2016	4,778	15.879
EMF	BUY	11/18/2016	400	15.770
EMG	BUY	11/18/2016	1,500	15.770
EMF	BUY	11/23/2016	9,266	16.037
EWF	BUY	11/23/2016	3,089	16.037
EWF	BUY	11/25/2016	1,380	15.939
Seg. Acct.	BUY	11/30/2016	3,000	16.064
Seg. Acct.	BUY	11/30/2016	10,000	16.064

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See Letter dated December 15, 2016, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 15, 2016

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Thomas Griffith	Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director

Exhibit A

December 15, 2016

Professor William C. Kirby, Chairman
The Taiwan Fund, Inc.
Morgan Hall 167
Harvard Business School
Boston, MA 02163

RE: The Taiwan Fund, Inc.

Dear Professor Kirby

City of London Investment Management Company Limited ("City of London"), on behalf of its clients, is a long-term investor in The Taiwan Fund, Inc. ("the Fund").  We are writing today to respond to your letter of November 14, 2016.

Last month, we expressed our growing concern over the Fund's wide discount levels.  We stated that, "When discounts are out beyond the 12-13% range, there comes a point at which the share price has lost connection with reality."  We went on to say that we saw no evidence of share repurchase activity since mid-2013 when the previous Discount Control Mechanism was discontinued.  Your response to our concerns about the Fund's wide discount was unsettling.

First, you indicated that the Share Repurchase Program Committee considered the Fund's discount level six times last year. The Fund trades daily, and thus Shareholders deserve a Board of Directors that is far more actively engaged in monitoring and managing the Fund's discount. Having said that, we would balk at the idea that the members of the Committee should each be paid ($2,500 per Director per meeting) to decide more frequently to do nothing.  That compensation structure does not seem to benefit Shareholders' interests.

Second, you replied that the Board of Directors receives regular updates from the Fund's investment manager.  The investment manager would reduce its own revenue stream by encouraging buy-back activity and therefore cannot be counted on to be objective on the matter. This conflict of interest is precisely why the Board of Directors needs to be independent of the investment manager and actively engaged in managing the discount level.  As noted above, despite wide discount levels, there has been no share buy-back activity since mid-2013.

Third, you compared the Fund's discount level to a peer group.  The Fund's discount is an absolute measure and it translates directly into dollars and cents. The difference between the closing share price on a given day and the net asset value (NAV) is not an abstract concept. Examining discount levels in the context of peer funds is therefore a dangerous game, since the Board of Directors is leaving the Fund exposed to activist shareholders if absolute levels are wide, even if the average of the peer group is also wide. We note that on page 19 of the Fund's most recent Annual Report, the threshold for open market purchases is 9%, which we would say is a reasonable metric.

As noted above, on behalf of our clients, City of London is a long-term investor in emerging markets closed-end funds. As such, we have a strong incentive to hope for a robust, vibrant CEF sector.  The Board of Directors must decide which tools should be employed to control the discount level and, as a major shareholder, we would hope to be in a position to support the Board of Directors in its efforts to take steps to ensure the long-term success of the Fund.

Sincerely,

Jeremy Bannister
Director, Corporate Governance